EXHIBIT 1.02

Conflict Minerals Report of ESCO Technologies Inc.

for Calendar Year 2013

This is the Conflict Minerals Report of ESCO Technologies Inc. (“ESCO”) for calendar year 2013, provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”).  The Conflict Minerals Rule requires ESCO to perform certain procedures and disclose information about the use and origin of “Conflict Minerals” which are necessary to the functionality or production of products ESCO manufactures or contracts to have manufactured.  “Conflict Minerals” are defined for purposes of the Conflict Minerals Rule as cassiterite, columbite-tantalite, wolframite, their respective derivatives tin, tantalum and tungsten, and gold.

ESCO is a producer of engineered products and systems sold to customers worldwide, primarily for utility, industrial, aerospace and commercial applications.  ESCO conducts its business in three operating segments, through a number of wholly-owned direct and indirect subsidiaries. These segments, together with the significant domestic and foreign operating subsidiaries within each segment, are as follows:

Filtration/Fluid Flow:
PTI Technologies Inc.
VACCO Industries
Crissair, Inc.
Thermoform Engineered Quality LLC

RF Shielding and Test:
ETS-Lindgren Inc.
ETS-Lindgren GmbH
ETS Lindgren Engineering India Pvt. Ltd.
ETS Lindgren Japan, Inc.
ETS Lindgren Limited
ETS-Lindgren OY
Beijing Lindgren ElectronMagnetic Technology Co., Ltd.

Utility Solutions Group:
Doble Engineering Company
Doble Lemke GmbH (shut down during fiscal 2013)
Doble PowerTest Ltd.
Doble TransiNor AS

During 2013, the Utility Solutions Group also included Aclara Technologies LLC, a provider of data communication systems and software to electric, gas and water utilities for advanced metering infrastructure applications.  ESCO divested Aclara on March 28, 2014.

ESCO’s products require a wide variety of components and materials, and Conflict Minerals that are necessary to the functionality or production of ESCO’s products are common across its product portfolio.  ESCO sources its components and subassemblies from a global supply base that includes distributors, value-added resellers, original equipment manufacturers and contract manufacturers.

ESCO’s Reasonable Country of Origin Inquiry

In accordance with the Conflict Minerals Rule, ESCO has performed a “reasonable country of origin inquiry” (“RCOI”) on Conflict Minerals that were in its supply chain after January 31, 2013, to determine whether these Conflict Minerals were sourced from the Democratic Republic of Congo (“DRC”) or adjoining countries or are from recycled or scrap sources.

Based on the process described below, ESCO received responses from over 700 direct material suppliers, representing more than 70% of the active parts surveyed that were used in its 2013 manufactured goods.

As a result of its RCOI process, ESCO has concluded in good faith that:

●	Conflict Minerals are necessary to the functionality or production of many of the products ESCO manufactured or contracted to have manufactured during 2013; and

●
ESCO was not able to reach a conclusion as to the source of the Conflict Minerals necessary to the functionality or production of the products it manufactured or contracted to have manufactured during 2013.

Description of ESCO’s Due Diligence

In accordance with the Conflict Minerals Rule, ESCO performed due diligence in order to attempt to determine the source and chain of custody of the Conflict Minerals necessary to the functionality or production of its products.  ESCO designed and performed its due diligence measures to conform in all material respects with the Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (the “OECD Guidance”) and related Supplements for each of the Conflict Minerals.

ESCO’s due diligence measures included extensive communications with its suppliers.  ESCO is many steps removed from the mining of Conflict Minerals and does not purchase raw ore or unrefined Conflict Minerals.  Identifying the presence of Conflict Minerals is a challenge, and the origin of Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined, and converted to ingots, bullion, or other derivatives containing Conflict Minerals.  Although the smelters and refiners are consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores, during this first reporting year ESCO focused its efforts on its suppliers and contract manufacturers in an effort to build Conflict Mineral awareness, assess the transparency of its supply chain and make initial identification, where possible, of the smelters/refiners in its supply chain.  ESCO has developed and is implementing a system of internal procedures and controls to identify and trace Conflict Minerals within its supply chain.  A summary of ESCO’s activities, which are in line with the OECD Guidance, are outlined below.

Step 1:  Establish strong company management systems

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Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas:  ESCO has adopted and will maintain a formal policy that reflects its desire to achieve a “DRC conflict free” determination over time.

●
Structure internal management systems to support supply chain due diligence:  ESCO has established a governance model to oversee the implementation and ongoing management of its Conflict Minerals Compliance Program, including a Conflict Minerals Core Team with representatives from each significant subsidiary, led by its Assistant General Counsel, to develop policies, standards and processes that relate to the identification of Conflict Minerals risk in its supply chain.  The Core Team will solicit the participation of leadership from the various ESCO business units to develop, document and maintain a governance structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements.  The Core Team will be responsible for developing policies and standards as well as developing and maintaining a project charter, compliance project plan, communication strategy, awareness training, project status report, and standard retention policy.

●
Establish a system of controls and transparency over the mineral supply chain:  ESCO has implemented a process to evaluate parts and suppliers in its supply chain for potential Conflict Minerals risk.  In alignment with the OECD Guidance, each of ESCO’s subsidiaries identified and assessed the risks in its supply chain by conducting a risk-rated analysis of its products, parts, and suppliers.  Supplier agreements are in the process of being updated to require suppliers to provide information on their use and source of Conflict Minerals.  ESCO actively cooperates and participates with industry associations to enhance transparency and traceability in the supply chain.  ESCO is adapting its internal processes, procedures and systems to accommodate the capture, maintenance, retrieval and reporting of Conflict Minerals supplier and parts status, thereby improving transparency and the ability to certify its status in forthcoming years.

●	Strengthen company engagement with suppliers: ESCO is in the process of communicating its policy regarding Conflict Minerals to all suppliers and provides compliance training for at-risk suppliers.

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Establish a company level grievance mechanism:  ESCO provides a feedback mechanism on its website, www.escotechnologies.com, which is available to all interested parties to provide information or voice their concerns regarding ESCO’s sourcing and use of Conflict Minerals in its products.

Step 2:  Identify and assess risks in the supply chain

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Identify high risk parts and suppliers:  ESCO performed due diligence to identify the parts within each of its subsidiary’s active bills of materials (“BOMs”) that are known or are likely to contain Conflict Minerals.  Using a risk based approach, ESCO identified parts within the active BOMs that contain or are likely to contain a conflict mineral; it also reviewed this process for completeness.

●	Survey the suppliers: ESCO required suppliers to complete a survey at the supplier and part level based on the Electronic Industry Citizenship Coalition – Global e-Sustainability Initiative template.

●	Collect responses: ESCO followed up with any supplier that did not complete the survey through an outreach program.

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Review supplier responses:  ESCO reviewed survey responses received from suppliers and validated them for completeness and sufficiency.  Based on this review, each survey was assigned a Conflict Minerals status determination.

●	Aggregate supplier survey responses: ESCO reviewed aggregated supplier survey responses and reported key RCOI metrics as part of a bi-monthly Conflict Minerals reporting process.

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Review and assess smelter information:  ESCO conducted a review of summary smelter information to determine if the smelter was certified as conflict free or if supporting information presents a “red flag” as defined by the OECD Guidance.

Step 3:  Design and implement a strategy to respond to identified risks

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Report findings to designated senior management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment:  ESCO completed an OECD Gap Analysis at the conclusion of its 2013 due diligence and provided a summary of the identified risks and gaps to senior management with recommended action plans to reduce risks and close gaps.

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Devise and adopt a risk management plan: ESCO is developing a risk mitigation strategy with the goal of systematically reducing the extent of exposure to Conflict Minerals risks and the likelihood of their occurrence.

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Implement the risk management plan, monitor and track performance of risk mitigation, report back to designated senior management and consider suspending or discontinuing engagement with a supplier after failed attempts at mitigation:  ESCO is in the process of developing an implementation plan for its Conflict Minerals risk mitigation efforts.  Conflict mineral reporting requirements are being integrated into ESCO’s broader internal control procedures.

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Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances:  ESCO is integrating these policies, procedures and systems modifications in a systematic and deliberate manner that will make them integral to ESCO’s business.  ESCO is in the process of establishing the capability to routinely obtain, maintain, and retrieve the key data required to demonstrate reasonable efforts for compliance.  Additional fact finding, risk assessments, and changes in circumstances will take place as part of ESCO’s annual review of its Conflict Minerals compliance program.

Step 4:  Carry out independent third-party audit of smelter/refiner's due diligence practices

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Plan an independent third party audit of the smelter/refiner's due diligence for responsible supply chains of minerals:  ESCO will consider participating in industry driven programs and supports independent third-party audits of smelters’/refiners’ due diligence by independent industry associations who perform these audits.  Given the nature of ESCO’s business, the associated cost, as well as the current lack of transparency in the supply chain, ESCO is not in a position to audit smelters/refiners.

Step 5:  Report annually on supply chain due diligence

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Annually report or integrate, where practicable, into annual sustainability or corporate responsibility reports, additional information on due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas:  ESCO has implemented a process to summarize, review, and approve compliance results and completion of the Form SD and the Conflict Minerals Report and assure timely filing of these documents with the SEC.

Based on the due diligence procedures described above, ESCO has concluded as follows:

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Due to the lack of information received from suppliers or other sources, ESCO is unable to determine and to describe the facilities used to process the Conflict Minerals necessary to the functionality or production of the products it manufactures or contracts to have manufactured.

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Because suppliers responding to ESCO’s inquiries indicated in their response that the Conflict Minerals information provided was at a company or divisional level and did not include a comprehensive list of smelters, ESCO was unable to determine their country of origin.

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Consistent with the OECD Guidance applicable to downstream companies such as ESCO, ESCO’s efforts to determine the mine or location of origin of necessary Conflict Minerals with the greatest possible specificity encompassed the due diligence measures described above, including a review of whether the smelters reported to be in the supply chain of its direct suppliers were verified as compliant with the Conflict Free Smelter Program, and were not conclusive.